Ballard Power Systems Inc.

News Release

•	One fuel cell bus will be operating in Palm Springs this year, and another in 2011

•	These contracts are further evidence of growing market demand to put Ballard’s reliable and durable heavy-duty fuel cell power modules to work in mass transit applications

For Immediate Release – March 2, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that it has entered into contracts for the supply of fuel cell power modules to power two different transit bus configurations at SunLine Transit Agency in Thousand Oaks, California.

Under the Advanced Technology (AT) program, Ballard, ISE Corporation and New Flyer Industries have struck a deal that will provide SunLine Transit with a 40-foot fuel cell hybrid bus powered by Ballard’s FCvelocityTM-HD6 power module, similar to the twenty buses currently being operated in Whistler, B.C. This bus has been delivered and will be entering regular transit service in 2010.

Under the National Fuel Cell Bus Program, Ballard will also supply an FCvelocityTM-HD6 power module for an El Dorado fuel cell hybrid bus featuring a series hybrid electric drive from BAE Systems, lead integrator for the bus. The fuel cell power module will be delivered this quarter and the bus will be delivered and operational in 2011.

“Our goal is to deliver the benefits that fuel cells offer for a clean energy future, with the most efficient possible operation for our customers,” said John Sheridan, Ballard’s President and CEO. “These buses are further evidence of the commercial demand we’re seeing for Ballard fuel cell products. The buses for SunLine are above and beyond the twenty buses currently deployed in Whistler, and others slated for delivery later this year in London, Cologne and Amsterdam.”

Ballard’s power module is a ‘plug-and-play’ fuel cell-based product that enables system integrators to build clean energy buses more easily and at lower cost. These power modules incorporate sub-system components addressing humidification, hydrogen pressure regulation, hydrogen recirculation, water management, ventilation and controls. Since these sub-system components and fuel cell stacks are optimized within a power module, they can be more readily integrated with the bus hybrid electric drive system.

Ballard has a long history of working with SunLine Transit Agency, having powered a prototype New Flyer Industries fuel cell bus in the Palm Springs region between 1999 and 2002.

“SunLine Transit Agency looks forward to adding these innovative new fuel cell hybrid vehicles to our existing fleet of clean, alternative fuel transit buses,” said General Manager C. Mikel Oglesby. “The advanced state of Ballard’s products and high level of performance made them a natural choice.”

About Ballard Power Systems

Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information
Investor Relations:

Lori Rozali
+1.604.412.3195
investors@ballard.com

Public Relations:
Guy McAree
+1.604.412.7919
media@ballard.com